

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

February 4, 2009

R. Thomas Kidd
Chairman, President, Chief Executive Officer
SportsQuest, Inc.
1809 East Broadway #125
Oviedo, FL 32765

> **RE:** **SportsQuest, Inc.**
> **Item 4.01 Form 8-K**
> **Filed September 11, 2008**
> **File Number: 033-09218**

Dear Mr. Kidd:

We issued a comment to you on the above captioned filing on September 17, 2008. As of the date of this letter, the comment remains outstanding and unresolved. We expect you to contact us by February 16, 2009 to provide a response to the comment or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comment or contact us by February 16, 2009, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Patrick Kuhn at 202-551-3308 with any questions. You may also contact me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief